AB 2/28/06

SECURI[illegible] [illegible]SION

06003437

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH, D.C. 203

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 38515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CBIS Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Jorie Boulevard
(No. and Street)

Oak Brook (City) Illinois (State) 60523-2262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Neal Berkowitz 630-571-2182
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal Berkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIS Financial Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JULIE A NELSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04/10/06

Julie A Nelson 2/16/06
Notary Public

Signature

Vice President and Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIS FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Christian Brothers Investment Services, Inc.)

Index

Facing Page

	Page
Report of Independent Public Accountants	2
Statements of Financial Condition December 31, 2005 and 2004	3
Statements of Operations Years Ended December 31, 2005 and 2004	4
Statements of Changes in Stockholder's Equity Years Ended December 31, 2005 and 2004	5
Statements of Cash Flows Years Ended December 31, 2005 and 2004	6
Notes to Financial Statements	7-9
Supplemental Schedule Required by Rule 17a-5 of the Securities Exchange Act of 1934:	
I - Computation of Net Capital Under Rule 15c3-1 December 31, 2005 and 2004	10
Report of Independent Public Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5	11-12

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Board of Directors
CBIS Financial Services, Inc.

We have audited the accompanying statements of financial condition of CBIS Financial Services, Inc., a wholly-owned subsidiary of Christian Brothers Investment Services, Inc., as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIS Financial Services, Inc. as of December 31, 2005 and 2004, and its results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the 2004 financial statements have been restated to present certain fees received from the Parent as additional paid in capital rather than revenue.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
January 26, 2006

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004 (Restated)
Cash	$ 38,628	$ 40,726
Prepaid expenses and other current assets	23,711	22,758
Deposits	2,656	460
Income taxes receivable from Parent	18,372	
Totals	$ 83,367	$ 63,944

LIABILITIES AND STOCKHOLDER'S EQUITY	2005	2004 (Restated)
Liabilities - due to Parent	$ 800	$ 875
Stockholder's equity:		
Common stock, no par value; 200 shares authorized and issued	2,000	2,000
Additional paid-in capital	158,000	116,000
Accumulated deficit	(77,433)	(54,931)
Total stockholder's equity	82,567	63,069
Totals	$ 83,367	$ 63,944

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004 (Restated)
Income:		
Administrative services fee		$ 18,000
Interest income	$ 661	416
Totals	661	18,416
Expenses:		
Supplies and other expenses	8,266	5,786
Professional fees	26,704	21,345
Staff development	5,354	7,568
Totals	40,324	34,699
Loss before income taxes	(39,663)	(16,283)
Provision (credit) for income taxes	(17,161)	1,175
Net loss	$(22,502)	$(17,458)

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2004	200	$2,000	$98,000	$(37,473)	$62,527
Capital contribution from Parent			18,000		18,000
Net loss (as restated)				(17,458)	(17,458)
Balance, December 31, 2004	200	2,000	116,000	(54,931)	63,069
Capital contribution from Parent			**42,000**		**42,000**
Net loss				**(22,502)**	**(22,502)**
Balance, December 31, 2005	**200**	**$2,000**	**$158,000**	**$(77,433)**	**$82,567**

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004 (Restated)
Operating activities:		
Net loss	$(22,502)	$(17,458)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(953)	(4,141)
Deposits	(2,196)	1,348
Income taxes receivable from Parent	(18,372)	
Net cash used in operating activities	(44,023)	(20,251)
Financing activities:		
Due to Parent	(75)	875
Capital contribution from Parent	42,000	18,000
Net cash provided by financing activities	41,925	18,875
Net decrease in cash	(2,098)	(1,376)
Cash, beginning of year	40,726	42,102
Cash, end of year	$ 38,628	$ 40,726

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization and business:

CBIS Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Christian Brothers Investment Services, Inc. (the "Parent"). The principal business of the Company is that of a securities broker in primarily pooled investment funds exempt from the Investment Company Act of 1940 (the "1940 Act").

The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation and is registered with the Securities and Exchange Commission ("SEC").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

Administrative services and distribution fees:

Administrative services and distribution fees are recognized in the period in which the services are performed.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes:

The Parent files consolidated Federal and combined state and local income tax returns with the Company and, accordingly, the Company's taxable income or loss is included in such tax returns.

The Parent and the Company account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes (concluded):

The Parent allocates the current provision for income taxes to the Company based on its pro rata share of the annual consolidated income or loss reported by the Parent and the Company for income tax purposes. Deferred tax provisions are recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

At December 31, 2005, the Company has recorded income taxes receivable from Parent, which represents the Company's tax benefit derived from its taxable loss included in the consolidated and combined income tax returns filed by the Parent.

Note 2 - Administrative services fee and related party transactions:

Restatement:

The Company is party to a service agreement with the Parent. Services provided to the Parent include coordination of licensing and registration procedures, monitoring the monthly preparation of participants' statements for pooled investment fund accounts managed by the Parent and provision of data processing, recordkeeping and bookkeeping services to the Parent as needed. The fee for such services was $3,500 and $3,000 per month in 2005 and 2004, respectively.

Based upon NASD regulations, the Company recorded the 2005 fee ($42,000) as additional paid-in capital and has restated the accompanying 2004 financial statements to reflect $18,000 of the payments received during 2004 as additional paid-in capital. The financial statements, as previously issued, included such amount ($18,000) as revenue.

Such restatement, which had no effect on the Company's net capital in 2004 (see Note 4) affected the following accounts as of December 31, 2004 and for the year then ended:

	As Previously Reported	As Restated
Balance sheet:		
Accumulated deficit	$36,931	$54,931
Additional paid in capital	98,000	116,000
Statement of operations:		
Advisory fees	36,000	18,000
Net income (loss)	542	(17,458)

Note 3 - Clearing and brokerage agreements:

The Company has entered into a custodian agreement with a clearing broker to provide clearing, execution and other security related services on a fully-disclosed basis. Clearing fees are charged on a flat per transaction basis, or a flat transaction basis plus a percentage of total security volume, with minimum transaction fees applicable.

Note 4 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 and 2004, the Company had net capital of $37,828 and $39,851, respectively, which was in excess of its required minimum net capital of $5,000. The Company's net capital ratio for both 2005 and 2004 was .02 to 1.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005 AND 2004

	2005	2004
Net capital:		
Total stockholder's equity	$82,567	$63,069
Deductible nonallowable assets:		
Prepaid expenses and other current assets	23,711	22,758
Deposits	2,656	460
Income taxes receivable from Parent	18,372	
Totals	44,739	23,218
Net capital	$37,828	$39,851
Aggregated indebtedness - total liabilities	$ 800	$ 875
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000	$ 5,000
Excess of net capital over minimum net capital	$32,828	$34,851
Excess net capital at 1,000%	$37,748	$39,763
Ratio of aggregate indebtedness to net capital	.02	.02

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-S Part IIA filing.

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™
Accountants & Consultants
888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Board of Directors
CBIS Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of CBIS Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Christian Brothers Investment Services, Inc., as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the 2005 financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
January 26, 2006